Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

September 4, 2009

Via EDGAR

Lynn Dicker

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC  20549-3030

Re:	Silicon Laboratories Inc.
Form 10-K for fiscal year ended January 3, 2009
Filed February 11, 2009
SEC File No. 0-29823

Dear Ladies and Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated August 24, 2009.  For your convenience, we have restated your comments in full in italics and have included our response below your comments.

Form 10-K for Fiscal Year Ended January 3, 2009

Note 2. Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

1.              We note your response to prior comment 3.  We note that you defer revenue recognition due to the fact that you are not able to reasonably estimate the amount of possible reductions to the purchase price.  In light of this significant uncertainty surrounding the amount that will ultimately be reflected in your consolidated statements of operations relating to these distributor arrangements, it appears that disclosure of the gross amount of deferred revenue that could be subject to changes as a result of the rights of return and price protection granted to customers could be material to an investor’s understanding of your current and prospective future results of operations.  Please revise your disclosures in MD&A in future filings to disclose the gross amounts of deferred costs and deferred revenue or otherwise explain to us why you do not believe this information would be material to an investor’s understanding of the potential impact of the net deferred income on your future results of operations.

We advise the Staff that, in future filings, we will supplement our disclosures to clarify that our “deferred income on shipments to distributors” liability on the Consolidated Balance Sheet represents the net balance comprised of deferred revenue less deferred costs associated with inventory shipped to distributors but not yet sold by our distributors to end customers.  However, we do not believe that disclosing the amounts of deferred revenue and deferred costs would provide investors with material incremental information for purposes of understanding the potential impact of the deferred income balance on our future results of operations.  Such deferred income balance already reflects the estimated impact of rights of return and price protection.  To the extent our estimates are inaccurate, the deferred income still provides an investor with visibility regarding the amount of estimated margin on future sales related to distributor-held inventory as of the end of a given period.  Any changes in realized sales price upon the final sale of distributor inventory to end customers would not require adjustments to previously reported earnings as revenue is not recognized until final price adjustments are known.  Further, such adjustments do not impact the company’s working capital position, as the effects of such adjustments would be to reduce both accounts receivable and deferred income.

Although price adjustments subsequent to shipment can vary from period to period as they are dependent on future overall market conditions, such adjustments generally have not been material to our results of operations as inventory at our distributors is typically sold through to the end customer within a short period of time (e.g., 45 days) and the average selling prices of our products significantly exceed inventory costs.   Should there be any known trends or uncertainties that have had or that we reasonably expect would have a material favorable or unfavorable impact on our results of operations, liquidity or capital resources, we accordingly will include a discussion of such matters in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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Silicon Laboratories Inc. acknowledges that:

•                  Silicon Laboratories Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Silicon Laboratories Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at (512) 532-5769.

Very truly yours,

/s/ Paul V. Walsh, Jr.

Paul V. Walsh, Jr.
Chief Accounting Officer

cc:	Necip Sayiner, CEO of Silicon Laboratories Inc.
William G. Bock, CFO of Silicon Laboratories Inc.
Philip Russell, DLA Piper LLP (US)